

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 14, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Scott Schweinfurth
Executive Vice President and Chief Financial Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, IL 60085

> **RE: Form 10-K for the year ended June 30, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed October 27, 2009**
> **File No. 001-08300**

Dear Mr. Schweinfurth:

We have reviewed your response letter dated December 2, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009</p>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008, page 46</u>

1. We note your response to comment six from our letter dated November 6, 2009. You provided us with proposed future filing disclosures that you would provide if the impact of expired or expiring licensing agreements was material to the periods presented. Please tell us if the impact of expired or expiring licensing agreements was material to either the year ended June 30, 2009 or the quarter ended September 30, 2009.   If the impact was material, please provide us with an example of the disclosures which quantify the impact for each applicable period.

Liquidity and Capital Resources, page 56

2. We note your response to comment eight from our letter dated November 6, 2009. Please confirm to us in your supplemental response that you were in compliance with all of the negative covenants and financial ratios required by your revolving credit facility as of both June 30, 2009 and September 30, 2009.

DEFINITIVE PROXY STATEMENT FILED OCTOBER 27, 2009

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

3. We note your response to comment 14 of our letter dated November 6, 2009. You state that the compensation committee benchmarked the salaries for some of your executive officers, but it did not set targeted parameters within which the executives' compensation should fall. Please note that disclosure such that the "executives' compensation was appropriate relative to compensation provided by comparable companies" in itself underlines a benchmarking component which is not clearly explained in your response. With a view toward future disclosure, please tell us why the compensation committee determined that these compensation amounts were appropriate.

Salary, page 24

4. We note your response to comment 15 of our letter dated November 6, 2009. Other than disclosure about the various factors taken in consideration by the compensation committee in determining the salary increases, there is no analysis of how each executive's performance and his or her specific contributions translated into the compensation committee's decision to increase or not such executive's annual salary. Please tell us with a view toward future disclosure how the enumerated factors resulted in specific compensation decisions.

Cash Bonus, page 25

5. We note your response to comment 17 of our letter dated November 6, 2006. We note that the actual diluted earnings per share fell between the target and the maximum parameters and that the actual revenues were below the target level; however, it is unclear how, for example, you calculated Mr. Gamache's bonus percentage to be 203% of his salary. Please explain to us how the ultimate level of the award was determined for each of your named executive officers. Please see Item 402(b)(1)(v) of Regulation S-K.

Mr. Scott Schweinfurth
December 14, 2009
Page 3

<u>Equity Compensation, page 27</u>

6. We note your response to comment 19 of our letter dated November 6, 2009. You disclose
    that the equity compensation targets for Messrs. Gamache, Edidin, Schweinfurth, Pacey and
    Lochiate are respectively 200%, 175% and 145% of their respective salaries; however, you
    provide no analysis as to why the compensation committee determined that these targets
    were appropriate in light of the factors considered. With a view toward future disclosure,
    please provide us with a comprehensive analysis of how the compensation committee
    determined each executive's target level of equity compensation and the actual payout
    amounts. See Item 401(b)(1)(v) of Regulation S-K. Please comply with this comment with
    respect to the determination of Executive Succession Grants discussion on page 29. Your
    response on this last matter was overly broad and generic.

                                    *   *   *   *

        Please respond to these comments within 10 business days. Please provide us with a
response letter that keys your responses to our comments and provides any requested
information. Detailed letters greatly facilitate our review. Please furnish your response on
EDGAR as a correspondence file. Please understand that we may have additional comments
after reviewing your responses to our comments.

        You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence,
Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions
regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in
her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the
financial statements and related matters.

                                            Sincerely,

                                            John Hartz
                                            Senior Assistant Chief Accountant